October 17, 2024

Andrew Brodkey
Chief Executive Officer
Idaho Copper Corporation
800 W. Main Street , Suite 1460
Boise, ID 83702

       Re: Idaho Copper Corporation
           Amendment No. 1 to Registration Statement on Form S-1
           Filed September 19, 2024
           File No. 333-280762
Dear Andrew Brodkey:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 9, 2024 letter.

Amendment No. 1 to Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 25

1. We note your response to prior comment 6. You state that you expect to incur expenses offset by revenues during the next twelve months of operations. You also state that the Company does not project revenue for the next few years. Please revise the contradicting statements accordingly.
Consolidated Financial Statements, page F-1

2. Please provide updated interim financial statements for the six months ended and as of
       July 31, 2024. Refer to Rule 8-08 of Regulation S-X.
 October 17, 2024
Page 2

Consolidated Statements of Cash Flows, page F-7

3. We note your response to prior comment 16. You indicate that the $395,735 was treated as an equity contribution in 2023. Tell us where such equity contribution is located in the Statement of Changes in Stockholders' Deficit for 2023 and in the Non-
       cash financing activities of the Statement of Cash Flows for 2023.
4. We note your response to prior comment 17. Given your explanation, tell us why in your Statement of Cash Flows the $325,000 is not presented on the line item Proceeds from convertible notes payable and the $36,000 not presented on a line item Proceeds from non-current bond liabilities, rather than on Proceeds from notes payable.
       Additionally, in Note 5, Bond Liabilities, there does not appear to be any bond liabilities issued in 2023. Please revise or clarify your response.
5. We note your response to prior comment 18. The Statement of Cash Flows shows proceeds from convertible notes payable of $202,200 in 2024. However, your response indicates that $98,354 relates to proceeds from convertible notes payable.
       Additionally, it's unclear how the $1,000 of accounts payable and accrued expenses and $1,887 of accrued expenses - related party relate to convertible notes payable on the Balance Sheet or Statement of Cash Flows. Please clarify or revise.
Note 4 - Convertible Notes, page F-12

6. The Company's response to prior comment 21 did not contain sufficient information.
       Accordingly, we reissue the comment in its entirety. Please clarify or revise to clearly describe the property noted as collateral in the table in Note 4 for each of your convertible notes. In this regard, we note no property asset in your balance sheet.
7. The Company's response to prior comment number 22 did not contain sufficient information. Please provide detailed information as to the transaction resulting in the loss on extinguishment of debt of $1,774,000. In this regard, tell us the amount issued, conversion price, number of warrants and exercise price of the convertible notes that were originally issued by ICUMO and how the loss was determined due to the replacement notes and warrants.
Note 7 - Stockholders' Equity, page F-13

8. We note your response to prior comment 25. We note that you updated the compensation for 2023 detailed on page 43, which now totals $821,788 and is less
       than Payroll and related expenses of $963,055 in the Statements of Operations on page F-5. Additionally, some 2023 compensation was paid via stock compensation, which would appear to lessen the amount deemed Payroll and related expenses. Please clarify or revise.
Note 10 - Subsequent Events, page F-29

9.     We note your response to prior comment 26 in which you indicate    the
total on the
       cover page should have been 249,730,673.    However, we note 251,372,937
shares on
       page 5. Additionally, the percentage of beneficial ownership on page 45 is calculated based upon 251,372,937 shares. Please clarify or revise accordingly. October 17, 2024
Page 3
Exhibits
96.1, page II-2

10. We have reviewed your responses to the comments that were issued related to your technical report summary and we have the following observations. Please address each of these items in your response. If you do not concur with any of these observations please explain in your response.

       As required by Item 1302(a)(1) of Regulation S-K, your disclosure of mineral resources must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Therefore the consultants that prepared the mineral resource section of the technical report summary should provide consent and be listed as qualified persons. In the alternative, the section should be prepared by the sole qualified person that is currently referenced in the technical report summary.

       In either case, the resource section should address each paragraph under Item
       601(b)(96)(iii)(B)(11) of Regulation S-K and all information should be current, including mineral pricing and cost information. It appears that the information prepared in this section is based on 2015 and 2012 cost and pricing information.

       A detailed assessment of the cut-off grade is required, including estimates of assumed costs and commodity prices. The qualified person must disclose the price and explain the reason for using the selected price, along with the timeframe. In the scenario that is presented in the current revision, it does not appear that the $5.0 RCV cut-off will cover the estimated mining and processing costs of $7.57 as disclosed on page 162.

       The resource table presented should include the point of reference, price, cut-off grade, and metallurgical recovery factory. We suggest including this information in footnotes to the resource tables.

       An economic analysis in the initial assessment is optional, in order to demonstrate economic potential. Inferred resources may be included in the economic analysis provided the information required under item 1302(d)(4)(ii) of Regulation S-K is also provided, in each instance of the disclosure. The LOM annual project cash flow should be included for the non-inferred resources and all tables under
Item 19 should
       be adequately labeled and described.

       Additionally, the paragraph numbering within the technical report summary should be corrected. For example, the paragraphs on page 80 of the technical report summary are not sequentially labeled.

       If you continue to disclose mineral resources please provide the information required under Item 1304(d) of Regulation S-K in your registration statement and annual filings, including the price, cut-off grade, metallurgical recovery factor, and the specific point of reference.
 October 17, 2024
Page 4

       Please contact Steve Lo at 202-551-3394 or Kimberly Calder at 202-551-3701 if you
have questions regarding comments on the financial statements and related matters. You may contact John Coleman at 202-551-3610 for questions regarding the engineering comments.
Please contact Cheryl Brown at 202-551-3905 or Irene Barberena-Meissner at 202-551-6548
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Energy &
Transportation
cc:   Cassi Olson